Mail Stop 3561

April 14, 2008

Mike Gerstner
President, CEO
VIPR Industries, Inc.
First Canadian Place
100 King St. W. 37th Fl.
Toronto, Ontario, Canada M5X-1C9

        Re: **VIPR Industries, Inc.**
                  Item 4.01 Form 8-K
                  Filed March 18, 2008
                  File No. 033-12877

Dear Mr. Gerstner,

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                  Sincerely,

                  William J. Kearns
                  Staff Accountant